SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH February, 2012
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

4Q11
Results Release

Message from the CEO

In 2012, we plan to create, together with LAN, the Latin America’s leading airline group and one of the largest in global aviation. Last year, we took several steps towards this objective, when LATAM Airlines Group obtained all the approvals from antitrust authorities, including those in Spain, Italy, Germany and Brazil (CADE), as well as from the Tribunal de Defensa de la Libre Competencia (TDLC), Chile’s antitrust authority.

At this historic moment, we have made the first moves toward integration and are working together with LAN in preparing a public tender offer for shares. In December, the shareholders of LAN Airlines S.A. approved the merger, while in the beginning of this year, shareholders of TAM S.A. unanimously approved the ratio of 0.9 LAN shares for each TAM share in the public share swap offer. This operation will take place upon approval by the Securities and Exchange Commissions of Brazil (CVM), Chile (SVS) and the U.S. (SEC).

The creation of the new group, which will operate under converging management and in which both brands will be maintained, will provide us with greater strength to increase the quality and scope of our services, thereby offering more benefits to our customers, employees and shareholders. Today, the creation of LATAM is the common target shared by all of us at TAM – which already has more than 29 thousand employees.  We are going through a period of intensive learning and of laying the foundations for a new period of growth.

After reviewing the numbers related to the merger, we estimated that TAM and LAN will jointly generate annual synergies of between US$ 600 million to 700 million (the initial estimate was R$ 400 million a year), which will be captured in up to four years after the conclusion of the deal. The new holding company will own around 300 aircraft, operating passenger and cargo flights to more than 115 destinations in 23 countries.  Together we will be almost 50 thousand employees.

As announced at the end of October, Líbano Barroso, currently head of TAM Linhas Aéreas, will be the Chief Financial Officer of LATAM in accordance with the administrative structure of the new holding company.  With this change, and in my role as CEO of TAM S.A., I shall assume direct control of all TAM operations.

In 2011, we celebrated 35 years of our existence.  We used the occasion to celebrate the history of TAM’s transformation into a group of diverse businesses related to aviation. This fact enables us to operate in a broad, versatile manner, taking our “Passion for Flying and Serving” to each of our business units.

Internally, we carried out several changes to modernize our administrative structure.  At TAM Linhas Aéreas, the erstwhile office of the Commercial and Planning Vice President gave way to the office of the Planning and Alliances Vice President and of Commercial and Marketing Vice President.  Moreover, TAM MRO – our business unit focused on maintenance, repair and general inspection of aircraft and aircraft components - received its own executive officer and now reports directly to the holding company TAM S.A.  We have given it greater autonomy so that it grows and consolidates its position as independent business unit.  With more than 10 years of operations, its mission now is to streamline processes, expand the customer base and seek out strategic partners.  To augment its infrastructure, we have already started its expansion with a new 2,450 m2 hangar, inaugurated within the unit’s technology center in São Carlos (SP).

With these changes, TAM MRO plans to grow by an average of 20% per year until 2016, a sizeable part of it from services provided to other companies. If aircraft maintenance services for third parties already account for a little over 15% of TAM MRO’s total revenue, we expect this share to exceed 40% in the next four years. The aircraft repair and preventive maintenance sector alone is worth US$2 billion in Latin America.

Four TAM MRO line maintenance stations – located in Porto Alegre, Recife, Salvador and Fortaleza – received certifications from the European Aviation Safety Agency (EASA) for services to Airbus aircraft registered in Europe.  TAM MRO also renewed its certification from the Transport Canada Civil Aviation (TCCA) and the Bermuda Department of Civil Aviation (BDCA).

We launched a new daily flight between São Paulo and Mexico City and, to meet the heavy demand from Brazilian tourists, have increased the number of daily flights from São Paulo to Orlando from one to two. Continuing our global expansion, we inaugurated commercial offices in Beijing and Shanghai, which report directly to our Hong Kong office. The target is to take advantage of the opportunities in the Asian market by improving our relations with travel agents and customers in the region.

We increased the number of international destinations through code share agreements with JetBlue Airways and Turkish Airlines. As a result, our customers now have access to more than 30 cities across the United States through connections with our daily flights to New York or Orlando and, beginning this year, may also fly to Istanbul.  The expansion of our agreement with Lufthansa also increased the options for round-trip flights between Rio de Janeiro and Frankfurt.

Our OnAir project, which allows for mobile voice and text (SMS and email) communication on board our aircraft, was extended in our domestic operation.  We ended the year with 31 aircraft equipped with the system. Beginning this year, passengers will be able to use these services, including Wi-Fi internet access, also in our international flights.

1

In the domestic market, we improved passenger convenience by expanding our code share agreement with TRIP, which implemented a new technological platform that improved our system and brought increased passenger traffic for both companies. The agreement gives us access to at least 46 domestic destinations operated by TRIP, which has registered growth in passenger demand on medium-density routes.  We are also evaluating the possibility of acquiring a minority interest of 31% in the company.

All these investments were accompanied by measures to optimize domestic and international operations. Some of these adjustments took into account that we expect a lower growth in demand for 2012, when compared to 2011.  We also considered the cost of fuel (which represented 35% of our total costs at the end of the 2011), the volatility of the global economy and restrictions on airport infrastructure due to renovations on Brazilian airports.

We ended 2011 with 156 aircraft in our fleet. Besides being one of the youngest in the world - with an average age of 7 years - it is the largest fleet of passenger aircraft in the history of Brazilian aviation. For 2012, we had the flexibility needed to adjust our previous plan (which projected 163 aircraft) to 157 by the end of 2012.  During this year, we will renew 10% of our A320 family, maintaining our fleet’s low average age. For international operations, we will add four new Boeing 777-300ERs by this year-end.

This adjustment ensures that our business will remain profitable in the economic scenario expected over the coming years.  It does not change our confidence in the growth of Brazil and of the sector. For example, in October we strategically replaced the Airbus A340s that operated in our São Paulo/Guarulhos-Milan route with Airbus A330s.  This change took place without the need of reducing the quality of the services and was motivated by the gains in energy efficiency, with fuel costs decreasing by more than 20% per seat on the route. To ensure the smooth replacement of the aircraft, we reduced the number of weekly international departures from Rio de Janeiro - from seven to four to Frankfurt and from six to three to London.

This set of measures, which are proof of TAM’s maturity and capacity to implement the changes necessary to streamline operations and direct its supply to more profitable markets, will bring us gains of around US$50 million a year.  We are currently investing in reorganizing the network, the high utilization of aircraft for efficiency gains, reducing the number of layovers on certain routes and in several other coordinated actions to reduce fuel consumption.

We transported nearly 37 million passengers in 2011, surpassing the 34.5 million mark of 2010.  The number of new travelers – the vast contingent of people that made the move from bus transportation to quicker and safer air travel – represents an important share of the total passengers transported.  According to the International Air Transport Association (IATA), Brazil was the country with the highest growth in the airline sector in the first half of 2011 with revenues from domestic passengers increasing 19%.

This result reflects our efforts to promote loyalty among our frequent customers and to attract the emerging class of consumers in Brazil.  We would like to highlight the new phase of our advertising campaign "“Você vai. E vai de TAM," (“You will fly. And fly with TAM”) which presented travel opportunities for all customer profiles.

We also installed seven additional kiosks at Casas Bahia stores, ending the year with 10 kiosks in the retail network. Similarly, the São Paulo Metro System also received three new TAM sales points, all of them located at busy stations and, in December, we inaugurated our first two sales points in the Rio de Janeiro Metro System.  In July, TAM Vacations inaugurated its first outlet in the traditional popular commercial region of Largo Treze in São Paulo.

These coordinated actions helped us to promote advanced sales of airline tickets and attract more price-sensitive customers, who travel at off-peak hours such as early afternoon or night.  During the year, we increased load factor on our flights between 10 a.m. and 5 p.m. and between 8 p.m. and 6 a.m. by 1.1 percentage point.

The new Ofertas TAM website also helps driving the sale of tickets at more attractive prices.  We relaunched the website with more search filters and tools, fully focused on low fares.  In December, we launched our collective purchase channel to offer promotional fares – the first in the industry to do so.

Our main objective is to maintain a balance between market share and profitability. In a market as competitive as ours, leadership is also the result of excellent customer service and fair prices. We ended the year once again as the industry leader, with annual share of 41.2% of the domestic market and 88.1% of the international routes operated by Brazilian airlines. TAM’s international load factor of 81.4% in the year was our best annual result ever in this segment.

Our hard work has been recognized in Brazil and abroad. At the World Airline Awards organized by Skytrax in France last year, we won the “Best Airline Company in South America" and “Excellence in Customer Service in South America” awards.  In Brazil, among the several awards we won, we came on top in the "Airline Company" category of the ‘Most Admired Companies in Brazil in 2011’ awards organized by Carta Capital magazine.

In October, we launched the Trade Platform, a channel focused on bringing us strategically closer to travel agents and companies. This important group, which promotes our products through indirect sales, now receives information that is relevant to their daily professional activities, in addition to business tips and updates on our processes and systems.

2

At TAM Vacations, the year was marked by the consolidation of our franchise system, which was directly responsible for the increase in the number of stores.  Since the model’s debut in 2010, we have more than doubled the number of stores across Brazil and are now present in every state, ending the year with 160 units.  Our strategy is to grow in a sustainable manner by optimizing costs and increasing sales and coverage.  This growth is the result of the excellent moment in the tourism industry and our efforts to provide new and existing franchise owners with more facilities, such as our agreement with Caixa Econômica Federal to offer special credit and financing lines.

Multiplus continued its strategy of expanding its service portfolio and announced the creation of a joint venture with the Canada-based Aimia, one of the global leaders in the loyalty management sector. The two companies will create a loyalty marketing services company in Brazil which will offer management and consulting services for loyalty programs. Multiplus’ revenues exceeded R$1.5 billion in the year and its shares were included in the BM&FBovespa’s IBrX index of the 100 most liquid shares on the stock exchange. The company also repositioned itself in the year, which culminated in the launch of a new logo in September 2011.  It also increased the number of coalition partnerships from 11 to 26 and joined TAM as one of the 25 most valuable brands in the country, according to a survey by BrandAnalytics in 2010.

TAM Cargo marked its 15th anniversary and used the occasion to launch its new website, designed to speed up orders for its cargo delivery and shipping services.  In 2011, it transported more than 118 thousand tons of cargo in the domestic market and nearly 123 thousand tons in the international market,  up 2.3% and 8.3%, respectively, on 2010.  TAM Cargo, which won the Consumidor Moderno magazine’s award in the Logistics category, also strengthened its operations with a new terminal in Maceió (AL) that is three times larger than the previous unit. The new installations in Alagoas increased TAM Cargo’s air cargo shipping capacity in the state by 200%.

TAM remains firmly in its objective of ranking among the global leaders in sustainable management. For this, we expanded our initiatives to reach economic, social and environmental balance in all of our businesses.  At Multiplus, for example, participants may redeem points and make donations to partner institutions such as Casa Hope, Instituto Ayrton Senna, SOS Mata Atlântica and Make a Wish, among others.  In 2011, TAM also released its second call for support to socio-environmental projects that promote sustainable tourism and conservation of the environment.  In the second half of the year, our test flight powered by biofuel made from pinhão-manso (Jatropha curcas) completed  one year. We are now conducting feasibility studies on the creation of a value chain for this alternative fuel.  At our technology center in São Carlos, we are already cultivating a few varieties of pinhão-manso on an experimental basis.

Our achievements in 2011 and the challenges for 2012 encourage us to continue building a more solid and dynamic company that is prepared for growth and is recognized for the quality of its services. For this, we will operate in a rational and diversified manner, foreseeing opportunities, strengthening all our units and expanding our global footprint.

In 2012, the increase in our seating capacity should range between 0 and 2% within Brazil and between 1% and 3% on international routes.  We plan to end the year with a load factor of between 72% and 74% in the domestic segment and between 83% and 85% in the international segment. Our outlook is quite positive. This year, we expect demand for domestic flights to grow between 8% and 11% in the Brazilian market.  Our commitment is to continue contributing to this growth.

Marco Antonio Bologna

CEO

TAM S.A.

3

LATAM

On August 13, 2010, LAN and TAM announced that they entered into a non-binding MOU, outlining intentions to combine holdings under a single parent entity to be known as LATAM Airlines Group. The proposed combination of LAN and TAM would be among the 10 major airline groups in the world.

LAN and TAM have successfully advanced in meeting all the requirements for the completion of the merger. During the fourth quarter 2011, the transaction received the approval from CADE, Brazil’s antitrust authority, the last of the antitrust approvals necessary for the merger – previously the antitrust authorities from Chile (TDLC), Italia, Germany and Spain has also approved the deal. On December 21st, 2011 LAN held a shareholders’ meeting where a broad majority approved the transaction – shareholders representing only 0.00213% of the shares exercised their appraisal rights, a percentage substantially below the 2.5% threshold of total LAN shares, which was defined as the maximum expected limit. TAM’s shareholder’s meeting was held on January 3rd, 2012, when TAM shareholders unanimously approved the appraisal report of Banco Bradesco BBI S.A. regarding the exchange ratio of shares between the two companies. Furthermore, on November 15th, 2011 a preliminary version of the exchange offer prospectus  (Form F-4) was filed with the SEC. On January 18th, 2012, a preliminary version of the Edital, terms and conditions of the exchange offer, was filed with Brazil’s Commisao de Valores Mobiliarios (CVM).

LAN will launch the exchange offer promptly after all required registrations with securities authorities are complete and Chile’s Supreme Court has resolved LAN’s pending appeal regarding the carve-outs imposed by the TDLC. The Company expects this will occur before the end of the first quarter 2012.

During the quarter, LAN and TAM announced a revised estimate of expected synergies to be achieved through the merger. The combined synergies arising from the proposed combination could increase LATAM Group’s annual operating income over time to between US$600 million and US$700 million, before depreciation and taxes, reaching the total amount four years after completion of the transaction. This represents a 50% to 75% increase over the initial synergy estimate of US$400 million per year, which the companies announced in August 2010. Of the total expected annual pre-tax synergies, between US$170 million and US$200 million may be achieved within the first year after completion of the transaction.

LAN and TAM expect that the one-time merger costs, including banking, consulting and legal advisory fees, to be incurred in 2012 and the investments required over the term of the synergy capture period to achieve the above-mentioned synergies to be between US$170 million and US$200 million in the aggregate. Finally, LAN and TAM expect reduced investments from avoided engine and spare part purchases of approximately US$150 million, which are expected to occur over the synergy capture period.

Subsequent event

At a meeting held last Friday (10), the Board of Directors of TAM S.A. approved changes in the structure of the company that were previously due to take effect upon conclusion of the merger with LAN Airlines, as announced to the market on October 28, 2011. Marco Antonio Bologna, CEO of the holding company TAM S.A., will also assume the role of CEO of TAM Airlines.

 Líbano Barroso, who was in charge of the airline business of the group since October 2009, will remain CFO and Investor Relations Director of the holding company TAM S.A. until the creation of the LATAM Airlines Group (the holding company that will emerge from the merger of the two airlines), where he will be CFO.

"Líbano will be dedicated to the development of the holding company TAM S.A., which includes the structuring of our company for the future integration with LAN, as soon as all necessary legal requirements for the merger are completed," says Bologna, who started working at TAM in 2001, going through several positions in the group, including CEO of TAM Airlines.

"I had the honor of leading the company for over two years, during a period of great challenges and achievements," says Líbano Barroso. "I am happy and excited to be able to continue contributing, and in the future, to help to create one of the largest airline groups in the world."

4

Financial Results

We present our results for the fourth quarter of 2011 (4Q11). The operating and financial information, except when indicated otherwise, are presented based on consolidated number and in Reais (R$), according to the international accounting principles, IFRS (International Financing Reporting Standards – issued by IASB).

In the tables below all the values shown are in conformity with international accounting principles, IFRS and were originally calculated in Real and are stated in millions and cents. Therefore, (i) the results of the sum and division of some figures in the tables may not correspond to the totals shown in the same due to rounding; (ii) the outcome of the percentage changes may diverge demonstrated.

Main Financial and Operational Indicator

(In Reais, except when indicated otherwise)	4Q11	4Q10	4Q11 vs 4Q10	3Q11	4Q11 vs 3Q11	Jan-Dec 2011	Jan-Dec 2010	Variation
Operational Revenue (million)	3,579.3	3,224.6	11.0%	3,319.5	7.8%	12,994.5	11,378.7	14.2%
Total Operating Expenses (million)	3,281.4	3,006.4	9.1%	2,766.1	18.6%	12,017.4	10,401.7	15.5%
EBIT (million)	297.9	218.2	36.5%	553.3	-46.2%	977.1	977.0	0.0%
EBIT Margin %	8.3	6.8	1.6 p.p.	16.7	-8.3 p.p.	7.5	8.6	-1.1 p.p.
EBITDA (million)	485.9	394.2	23.3%	739.1	-34.3%	1,707.4	1,676.8	1.8%
EBITDA Margin %	13.6	12.2	1.4 p.p.	22.3	-8.7 p.p.	13.1	14.7	-1.6 p.p.
EBITDAR (million)	611.9	506.8	20.7%	852.4	-28.2%	2,157.5	2,147.8	0.5%
EBITDAR Margin %	17.1	15.7	1.4 p.p.	25.7	-8.6 p.p.	16.6	18.9	-2.3 p.p.
Net Income (million)	95.5	150.1	-36.4%	(619.7)	-	(335.1)	637.4	-
Earnings per share (reais)	0.6	1.0	-36.4%	(4.0)	-	(2.1)	4.1	-
Total RASK (cents)[1]	18.1	16.9	7.0%	16.6	9.3%	16.6	15.9	4.2%
Domestic RASK (cents)	12.7	12.7	0.6%	12.1	5.3%	12.2	12.7	-4.2%
International RASK (cents)	14.1	11.6	21.7%	13.1	7.2%	12.6	11.9	6.0%
International RASK (USD cents)	7.8	6.8	14.7%	8.0	-2.5%	7.5	6.8	11.3%
Total Yield (cents)[1]	26.1	24.0	8.9%	23.4	11.4%	23.5	22.9	2.5%
Domestic Yield (cents)	19.8	19.2	3.2%	19.0	4.5%	18.7	19.8	-5.4%
International Yield (cents)	17.6	14.5	21.4%	15.7	12.2%	15.5	15.1	3.1%
International Yield (USD cents)	9.8	8.5	14.4%	9.6	2.1%	9.3	8.6	8.3%
Load Factor %	72.6	73.3	-0.7 p.p.	73.7	-1.0 p.p.	73.5	71.9	1.6 p.p.
Domestic Load Factor %	68.0	69.3	-1.3 p.p.	67.3	0.8 p.p.	68.7	67.5	1.2 p.p.
International Load Factor %	79.9	79.8	0.1 p.p.	83.7	-3.7 p.p.	81.2	79.0	2.2 p.p.
CASK (cents)	16.6	15.8	5.2%	13.8	20.2%	15.3	14.5	5.4%
Adjusted CASK* (cents)	16.6	15.8	5.2%	13.8	20.2%	15.3	15.1	1.8%
CASK excluding fuel (cents)	10.4	10.9	-4.5%	9.7	6.5%	10.0	9.7	2.8%
Adjusted CASK excluding fuel (cents)	10.4	10.9	-4.5%	9.7	6.5%	10.0	10.2	-2.4%
Adjusted CASK USD* (cents)	9.2	9.3	-0.8%	8.4	9.3%	9.1	8.6	7.0%
Adjusted CASK USD excluding fuel* (cents)	5.8	6.4	-10.0%	5.9	-3.1%	6.0	5.8	2.6%

Note 1: RASK is net of taxes and Yield is gross of taxes
*Excludes the impact of the additional tariff. On September of 2010 the Superior Court of Justice confirmed the decision that definitively releases the Company from paying the additional tariff, calculated at 1% of the fare for all regular domestic tickets sold. In the light of such event, we reverted the accounting provision thereof on R$ 585.9 million, related to the period from June 2001 up to August 2010.

5

Income Statement

(In millions of Reais)	4Q11	4Q10	4Q11 vs 4Q10	3Q11	4Q11 vs 3Q11	Jan-Dec 2011	Jan-Dec 2010	Variation
Operational Revenue	3,750.2	3,349.7	12.0%	3,459.7	8.4%	13,555.8	11,798.8	14.9%
Pax Revenue	2,712.6	2,413.7	12.4%	2,585.9	4.9%	10,008.8	9,155.4	9.3%
Domestic	1,641.4	1,580.6	3.8%	1,560.7	5.2%	6,185.3	5,870.9	5.4%
International	1,071.3	833.2	28.6%	1,025.2	4.5%	3,823.5	3,284.5	16.4%
Cargo	330.2	295.8	11.6%	294.4	12.2%	1,176.7	1,112.7	5.8%
Domestic	154.4	139.8	10.4%	140.5	9.9%	552.9	510.8	8.2%
International	175.9	156.0	12.7%	153.9	14.3%	623.8	601.9	3.6%
Other operating revenue	707.3	640.1	10.5%	579.3	22.1%	2,370.3	1,530.7	54.8%
Loyalty Program (TAM)	12.0	80.2	-85.1%	19.8	-39.4%	212.0	381.5	-44.4%
Loyalty Program (Multiplus)	362.9	187.7	93.3%	295.9	22.6%	1,151.7	444.9	158.9%
Travel and tourism agencies	23.2	19.8	17.4%	19.8	17.2%	78.6	61.5	27.8%
Others (includes expired tickets)	309.2	352.4	-12.3%	243.8	26.9%	927.9	642.8	44.4%
Sales deductions and taxes	(170.9)	(125.1)	36.6%	(140.2)	21.9%	(561.3)	(420.1)	33.6%
Net Operational Revenue	3,579.3	3,224.6	11.0%	3,319.5	7.8%	12,994.5	11,378.7	14.2%

Operational Expenses
Fuel	(1,229.9)	(934.3)	31.6%	(814.3)	51.0%	(4,186.9)	(3,451.2)	21.3%
Marketing and related expenses	(262.0)	(290.3)	-9.8%	(223.6)	17.2%	(962.9)	(959.8)	0.3%
Leasing of aircraft, engines and equipment under operating leases	(126.0)	(112.6)	11.9%	(113.3)	11.2%	(450.1)	(471.0)	-4.4%
Personnel	(684.4)	(678.4)	0.9%	(666.6)	2.7%	(2,695.5)	(2,328.4)	15.8%
Maintenance and reviews (excluding personnel)	(157.8)	(153.2)	3.0%	(146.8)	7.5%	(619.4)	(612.3)	1.2%
Third party services	(219.0)	(191.3)	14.5%	(209.3)	4.6%	(840.0)	(773.3)	8.6%
Landing, take-off and navigation charges	(179.6)	(172.6)	4.0%	(183.4)	-2.1%	(682.3)	(609.4)	11.9%
Depreciation and amortization	(188.0)	(176.0)	6.8%	(185.8)	1.2%	(730.4)	(699.8)	4.4%
Aircraft insurance	(10.0)	(12.6)	-20.2%	(11.9)	-15.7%	(46.5)	(52.0)	-10.5%
Reversal of additional tariff	0.0	0.0	-	0.0	-	0.0	364.9	-
Other	(224.7)	(285.2)	-21.2%	(211.2)	6.4%	(803.6)	(809.3)	-0.7%
Total of operational expenses	(3,281.4)	(3,006.4)	9.1%	(2,766.1)	18.6%	(12,017.4)	(10,401.7)	15.5%

EBIT	297.9	218.2	36.5%	553.3	-46.2%	977.1	977.0	0.0%
Movements in fair value of fuel derivatives	91.3	70.4	29.6%	(93.4)	-197.8%	40.8	36.6	11.6%

Operating Profit (loss)	389.2	288.6	34.8%	460.0	-15.4%	1,017.9	1,013.6	0.4%
Financial income	1333.7	252.9	427.3%	554.7	140.5%	2,941.6	1,774.5	65.8%
Financial expense	(1,516.0)	(257.3)	489.2%	(1,823.8)	16.9%	(4,135.8)	(1,672.1)	147.3%
Hedge Accounting	12.8	-	-	(19.3)	-	(6.6)	-	-
Income (loss) before income tax and social contribution	219.7	284.3	-22.7%	(828.5)	-	(182.9)	1,116.0	-
Income tax and social contribution	(104.9)	(122.6)	-14.4%	222.3	-	(78.6)	(447.1)	-82.4%
Income (loss) before non-controlling interest	114.8	161.7	-29.0%	(606.2)	-	(261.5)	668.9	-
Non-controlling interest	(19.3)	(11.6)	65.8%	(13.6)	42.0%	(73.6)	(31.5)	133.4%

Net Income	95.5	150.1	-36.4%	-619.7	-	(335.1)	637.4	-

6

Main Revenue and Expenses per ASK

(In Reais cents per ASK)	4Q11	4Q10	4Q11 vs 4Q10	3Q11	4Q11 vs 3Q11	Jan-Dec 2011	Jan-Dec 2010	Variation
Operational Revenue	19.0	17.6	8.0%	17.3	9.8%	17.3	16.5	4.8%
Pax Revenue	13.7	12.7	8.4%	12.9	6.3%	12.8	12.8	-0.3%
Cargo	1.7	1.6	7.7%	1.5	13.7%	1.5	1.6	-3.5%
Other operating sales and/or services revenue	3.6	3.4	6.5%	2.9	23.7%	3.0	2.1	41.3%
Sales deductions and taxes*	(0.9)	(0.7)	31.7%	(0.7)	23.5%	(0.7)	(0.6)	21.9%
Net Operational Revenue (RASK)	18.1	16.9	7.0%	16.6	9.3%	16.6	15.9	4.2%

Operational Expenses
Fuel	(6.2)	(4.9)	26.9%	(4.1)	53.0%	(5.3)	(4.8)	10.7%
Selling and marketing expenses	(1.3)	(1.5)	-13.0%	(1.1)	18.7%	(1.2)	(1.3)	-8.5%
Aircraft, engine and equipment leasing	(0.6)	(0.6)	7.9%	(0.6)	12.7%	(0.6)	(0.7)	-12.8%
Personnel	(3.5)	(3.6)	-2.7%	(3.3)	4.0%	(3.4)	(3.3)	5.6%
Maintenance and reviews (except personnel)	(0.8)	(0.8)	-0.7%	(0.7)	8.9%	(0.8)	(0.9)	-7.7%
Outsourced services	(1.1)	(1.0)	10.4%	(1.0)	6.0%	(1.1)	(1.1)	-0.9%
Landing, take-off and navigation charges	(0.9)	(0.9)	0.3%	(0.9)	-0.8%	(0.9)	(0.9)	2.1%
Depreciation and amortization	(1.0)	(0.9)	3.0%	(0.9)	2.6%	(0.9)	(1.0)	-4.8%
Aircraft insurance	(0.1)	(0.1)	-23.1%	(0.1)	-14.6%	(0.1)	(0.1)	-18.3%
Other	(1.1)	(1.5)	-24.0%	(1.1)	7.8%	(1.0)	(1.1)	-9.4%
Total of operational expenses (CASK)	(16.6)	(15.8)	5.2%	(13.8)	20.2%	(15.3)	(14.5)	5.4%

Spread (RASK - CASK)	1.5	1.1	31.7%	2.8	-45.4%	1.2	1.4	-8.8%

Management Report

Gross Revenue

Increase of 12.0% in 4Q11 compared to 4Q10, reaching R$ 3,750.2 million, due to:

Domestic Revenue

Revenues from our domestic passenger business increased by 3.8% to R$1,641.4 million in the fourth quarter 2011. This was due to a 0.6% increase in RPKs, combined with a 3.2% increase in yield. Our supply in ASKs rose 2.5%, reducing the load factor by 1.3 p.p., to 68.0%. The combination of these factors led to a 0.6% increase in our RASK.

International Revenue

Revenues from our international passenger increased by 28.6% to R$1,071.3 million in the fourth quarter 2011. This was a result from a 5.9% growth in demand measured in RPKs, combined with an increase in our international yield in dollars of 14.4%. Expressed in Reais, our international yield increased by 21.4%. The increase in supply was 5.7%, which led to an stability of our load factor to 79.9% in the quarter. As a result our RASK in dollars raised 14.7%, while in reais the increase was of 21.7%.

Cargo Revenue

Revenues from our cargo business increased by 11.6% to R$330.2 million in the fourth quarter of 2011, as a result of a 10.4% increase in our domestic and a 12.7% increase in our international cargo business.

In November, our cargo unit reached sales record both in the domestic and international markets.

Other Revenues

Revenues from our other businesses increased by 10.5% to R$707.3 million in the fourth quarter 2011, primarily due to the positive performance of our subsidiary Multiplus. Multiplus `revenue registered an increase of 93.3%, compared to 4Q10 reaching R$ 362.9 million in 4Q11.

7

Operational expenses

Our operating expenses increased by 9.1% to R$3,281.1 million in the fourth quarter of 2011, compared to R$ 3,006.4 million recorded in 4Q10, primarily due to the increase in fuel, aircraft, engine and equipment leasing,  third party services, landing, take-off and navigation charges and depreciation and amortization. Our operating expenses per ASK, or CASK, increased 5.2% to R$16.6 cents in 4Q11, compared to R$ 15.8 cents in 4Q10. CASK excluding fuel expenses decreased 4.5% to R$10.4 cents in 4Q11, compared to R$ 10.9 cents in the 4Q10.

Fuel

Fuel expenses increased by 31.6%, reaching R$ 1,229.9 million in 4Q11, compared with R$ 934.3 million recorded in 4Q10, primarily due to a 28% increase in the average fuel price per liter, related to an increase of 10.0% in the average price per barrel of WTI oil, by 6.1% appreciation of the U.S. dollar against the real. Also by 3.1% increase in liters consumed, due to the 1.8% increase in flown hours. These factors were partially offset by an increase of 6.8% in the stage length (which is the average distance flown, per flight), and by the reduction of 0.7 p.p in the load factor. Fuel expenses per ASK decreased by 26.9%.

Sales and marketing

Sales and marketing expenses decreased by 9.8% to R$262.0 million, representing 7.0% of our gross revenue in the fourth quarter of 2011, compared to 8.7% in the fourth quarter of 2010, due to lower spending on marketing campaigns. Sales and marketing expenses and a lower payment of over-commission to travel agencies. Per ASK decreased by 13.0%.

Aircraft, engine and equipment leasing

Leasing of aircraft, engine and equipment expenses increased by 11.9% to R$126.0 million in the fourth quarter 2011, mainly due to the appreciation of the US dollar by 6.1% and by five additional aircraft classified as operating leases. Leasing of aircraft, engine and equipment expenses per ASK increased by 7.9%.

Personnel

Personnel expenses increased by 0,9% to R$684.4 million in the fourth quarter 2011, principally due to a 5.6% increase in the number of employees and an 8.75% increase in wages negotiated in December of 2010. The increase in the number of employees is mainly due to increase of our operation, but it is important to note the gain in productivity since per ASK Personnel expenses decreased by 2.7%.

Maintenance and repair (except personnel)

Maintenance and repair expenses (excluding personnel expenses) increased by 3.0% to R$157.8 million in the fourth quarter 2011, principally due to an increase of 10 aircraft in our fleet, an 1.8% increase in total flown hours and by the 6.1% appreciation of the U.S. dollar against the real. This increase was partially offset by the 6.8% growth in stage length during the fourth quarter 2011. Maintenance and repair per ASK decreased by 0.7%.

Third party services

Third-party services expenses increased by 14.5% to R$219.0 million in the fourth quarter 2011, mainly due to the increased costs directly related to the growth of our operation: i) GDS costs were impacted by the 6.1% appreciation of the US dollar; ii) increase in handling costs related to the increase of our operation and; iii) costs related to the creation of LATAM. Third-party services expenses per ASK increased by 10.4%.

Landing, take-off and navigation charges

Landing, take-off and navigation charges increased by 4.0% to R$179.6 million in the fourth quarter 2011, due to a 1.6% increase the number of take-offs, a 5.2% increase in kilometers flown, along with our expansion in the international market, where fees are higher and by 6.1% appreciation of the U.S. dollar against the real during the fourth quarter of 2011. We also had the impact of the new domestic rates in force since March/2011. Take-off, landing and navigation charges per ASK increased by 0.3%.

Depreciation and amortization

Depreciation and amortization expenses increased by 6.8% to R$188.0 million in the fourth quarter 2011, principally due to the addition of 5 new aircraft to our fleet classified as financial leases, reaching 84 aircraft in that leasing model. Depreciation and amortization expenses per ASK increased by 3.0%.

Aircraft insurance

Aircraft insurance expenses decreased by 20.2% to R$10.0 million in the fourth quarter 2011, principally due to the negotiation of more favorable contractual conditions, compared to 2010. This reduction was partially offset by (i) the addition of 10 aircraft to our fleet, (ii) the appreciation of the U.S. dollar against the real by 6.1%, and (iii) an 1.6% increase in take-offs during the third quarter 2011.  Aircraft insurance expenses per ASK decreased by 23.1%.

8

Other

Other expenses decreased by 21.2% to R$224.7 million in the fourth quarter 2011, impacted mainly by the significant reduction in passenger-related expenses, which includes mainly catering and expenses related to cancelled flights, expenses on logistics and overall expenses. Other expenses per ASK decreased by 24.0%.

Movements in fair value of fuel derivatives

Fuel derivatives gains (losses) resulted in a net income of R$91.3 million for the fourth quarter 2011 against a gain of R$70.4 million in the fourth quarter 2010. The details are available below in the section: Financial result and fuel derivatives.

Net Financial Result

Financial expense of R$ 169.5 billion in 4Q11 against an income of R$ 4.4 million in 4Q10. The details are available below in the section: Financial result and fuel derivatives.

Net Income

Net income of R$ 95.8 million due to the above explained, which represented a margin of 2.9% in the 4Q11, versus a margin of 4.7% in the 4Q10.

EBIT

Our EBIT reached R$ 298.2 million in the 4Q11, a margin of 8.3%, representing an increase of 1.6 percentage points compared to 4Q10, as a consequence of the increase of 11.0% on the net revenue and 9.1% on the operational expenses.

EBITDAR

The EBITDAR reached R$ 612.2 million in 4Q11, a margin of 17.1%, representing a 20.7% reduction compared to 4Q10, mainly due to all the factors described above about revenues and expenses.

Finance result and fuel derivatives

(In millions of Reais)	4Q11	4Q10	4Q11 vs 4Q10	3Q11	4Q11 vs 3Q11	Jan-Dec 2011	Jan-Dec 2010	Variation

Finance income
Interest income from financial investments	45.5	37.6	20.9%	50.1	-9.3%	174.2	136.7	27.4%
Exchange gains	1,283.1	209.0	513.9%	495.8	158.8%	2,709.5	1,439.7	88.2%
Financial instrument gains – WTI
Realized	6.8	35.4	-80.8%	4.7	45.7%	20.2	35.4	-42.8%
Unrealized	(41.7)	(32.7)	-	-	-	16.8	238.2	-92.9%
Other	5.1	6.3	-18.9%	8.7	-40.9%	57.9	198.1	-70.8%
Total	1,298.9	255.7	408.0%	559.3	132.2%	2,978.7	2,048.1	45.4%

Finance expenses
Exchange losses	(1,368.8)	(131.5)	-	(1,699.2)	-19.4%	(3,610.4)	(1,196.6)	201.7%
Interest expense	(134.2)	(100.5)	33.6%	(117.1)	14.6%	(481.9)	(416.4)	15.7%
Financial instrument losses – WTI
Realized	(5.4)	(59.4)	-90.8%	0.4	-	(9.0)	(202.0)	-95.5%
Unrealized	131.6	127.3	3.4%	(98.4)	-	12.8	(35.0)	0.0%
Hedge Accounting Expenses	12.8	-	-	(19.3)	-	(6.6)	-	-
Other	(13.0)	(25.3)	-48.8%	(7.4)	75.1%	(43.5)	(59.2)	-26.4%
Total	(1,377.1)	(189.5)	-	(1,941.1)	-29.1%	(4,138.6)	(1,842.7)	124.6%

Net finance result	(78.2)	66.2	-	(1,381.8)	-94.3%	(1,160.0)	139.0	-

Interest income from financial investments

We ended the 4Q11 with approximately R$ 2.5 billion in cash, cash equivalents. The interest income from this amount represented R$45.5 million in the fourth quarter 2011, compared to R$37.6 million in the fourth quarter 2010, mainly as a result of an increase in the interest rate in Brazil (CDI), which rose from an average of 10.6% in the fourth quarter 2010 to 11.3% in the fourth quarter 2011.

9

Exchange gains and losses

Exchange rate variation resulted in a loss of R$85.7 million in the fourth quarter 2011, principally due to the variation of the exchange rate from R$1.85 in September 30, 2011 to R$1.88 in December 31, 2011, which impacted our U.S. dollar-denominated debt related to financial leases. In the same period last year we recorded a net income of R$ 77.5 million due to the appreciation of the dollar.

Interest expenses

Interest expenses was R$134.2 million in the fourth quarter, 2011, principally due to commercial leases and interest paid in connection with the issued debentures, bonds and other loans.

 Financial instrument gains and losses – WTI

We ended the 4Q11 with a realized net gain on financial instruments of R$ 1.4 million. Due to mark to market of our fuel hedge positions, the unrealized loss on financial instruments was R$ 24.0 million in 4Q11 due to the variation in the price of WTI compared to average strike prices.

Hedge accounting

Due to mark to market of Multiplus’s dollar hedge positions, the gain on financial instruments was R$12.8million in the 4Q11.

Cash Flow

(In millions of Reais)	4Q11	4Q10	4Q11 vs 4Q10	3Q11	4Q11 vs 3Q11	Jan-Dec 2011	Jan-Dec 2010	Variation
Increase (decrease) in net cash from activities:

Operating	535.8	227.0	136.1%	131.5	307.5%	625.9	636.8	-1.7%
Investing	(150.2)	(59.1)	154.2%	(270.3)	-44.4%	(488.8)	(379.2)	28.9%
Financing	(250.6)	(106.1)	136.2%	467.1	-	(499.2)	(320.5)	55.8%

Net cash increase (decrease) in cash and cash equivalents	135.0	61.8	118.4%	328.3	-	(362.1)	(63.0)	475.3%

Cash Flow from operational activities

Net cash generated from our operating activities was R$535.8 million in the fourth quarter 2011, compared to R$227.0 million for the corresponding period in 2010, principally due to the impact of the PIS and COFINS credit.

Cash Flow from investment activities

We invested R$150.2 million in the fourth quarter 2011, compared to R$59.1 million invested in the corresponding period in 2010, mainly due to purchases of fixed assets amounting R$ 57.4 million.

Cash Flow from financing activities

Net cash used in financing was R$250.6 million for the fourth quarter 2011, compared to R$106.16 million in the corresponding period in 2010, this variation was mainly due to R$ 54.4 million for short-term and long term loans.

10

Segmented information

In the tables below we expose discriminately the Assets and Income Statement of the Airline Operations, Multiplus and the holding TAM SA, as well as its eliminations and the consolidated result of 4Q11.

Assets and Income Statement

(In millions of Reais)	Airline Operation	Multiplus	TAM S.A.	Total reported	Eliminations	Consolidated

Total assets	15,996.3	1,308.4	2,267.9	19,572.7	(3,549.7)	16,022.9

Revenue	3,611.7	398.3	-	4,010.0	(430.7)	3,579.3
Operating expenses	(3,356.8)	(338.8)	(16.6)	(3,712.1)	430.7	(3,281.4)
Equity	-	-	(111.9)	(111.9)	111.9	-
Operating profit before changes in fair value of fuel derivatives and aircraft revaluation	255.0	59.5	(128.5)	186.0	111.9	297.9
Changes in fair value of fuel derivatives	91.3	-	-	91.3	-	91.3
Operating profit/(losss)	346.2	59.5	(128.5)	277.3	111.9	389.1
Financial income	1,302.6	21.5	9.7	1,333.7	-	1,333.7
Financial expenses	(1,506.9)	(0.1)	(9.0)	(1,516.0)	-	(1,516.0)
Hedge Accounting expenses	-	12.8	-	12.8	-	12.8
Profit/(loss) before income tax and social contribution	142.0	93.7	(127.9)	107.8	111.9	219.6
Income tax and social contribution	(81.6)	(22.8)	(0.5)	(104.9)	-	(104.9)
Net Income	60.3	70.9	(128.4)	2.9	111.9	114.7

Indebtedness

In the table below we may observe that our total debt is composed by capital leases and loans, besides two debentures and three bonds issuances, totalizing, in the end of the fourth quarter 2011, the amount of R$ 9.1 billion, of which 90% was denominated in foreign currency.

The amounts disclosed in the table are the contractual undiscounted cash flows and include interest.

Breakdown and maturity of financial debt

(in thousands of Reais)				As of December 31, 2011
	Lease Payable	Loans	Debentures	Bonds	Total	% Total	Leases not included in the Balance Sheet	Total Debt Adjusted
Short Term
2011	816,750	979,176	371,321	169,706	2,336,953	21%	390,513	2,727,467

Long Term
2012	767,728	2,417	170,349	169,707	1,110,202	10%	285,599	1,395,802
2013	720,306	1,568	155,376	169,707	1,046,957	9%	198,264	1,245,222
2014	628,861	1,238	140,403	169,707	940,210	8%	139,448	1,079,658
2015	545,873	1,238	125,400	169,707	842,218	7%	105,092	947,309
2016	515,241	1,238	110,738	712,542	1,339,759	12%	61,047	1,400,806
from 2016	1,865,986	5,029	0	1,902,223	3,773,238	33%	140,414	3,913,652
Total	5,860,745	991,905	1,073,588	3,463,300	11,389,538	100%	1,320,378	12,709,916
Discount effect	-530,907	-34,748	-266,146	-1,393,082	-2,224,882	-20%	0	-2,224,882
Accounting value	5,329,838	957,157	807,442	2,070,218	9,164,656	80%	1,320,378	10,485,034
In Foreign Currency	99%	99%	0%	100%	90%	0%	100%	91%
In Local Currency	1%	1%	100%	0%	10%	0%	0%	9%

11

Considering also the debt related to operating leases which is not in our balance sheet, our debt reaches R$ 10.5 billion, of which 91% is foreign currency denominated.

Hedge

Current Position

Our hedge policy states a minimum coverage of 20% of the estimated consumption of 12 months and a minimum of 10% between the thirteenth and the twenty forth months on a rolling basis. In this table we show our current fuel hedge position, with the volume of coverage, the average strike price and the percentage of projected consumption coverage.

For the next 12 months we have coverage for 28% of our consumption with an average strike price of US$ 94.2 per barrel. Between January 2013 and December 2013, our percentage of coverage is 14% of projected consumption with an average strike of US$ 101.5 per barrel.

Cash flow’s Impact

Based on the chart in the right), we present a cash impact sensitivity analysis with our hedge positions until the second quarter 2014, assuming different scenarios with average WTI prices in 80, 90 and 100 dollars per barrel. At levels around US$ 90 per barrel, our cash flow is almost neutral and with a barrel above that value we have cash inflows.

12

Multiplus Derivatives

As Multiplus is exposed to foreign exchange risk as part of its normal commercial activities, considering that most of the point sale agreements with financial institutions are quoted in U.S. dollars. These partners represented approximately 70% of Multiplus` sales on the quarter.

Since December 2010, a financial risk policy was approved, determining coverage limits and the list of financial instruments allowed, in addition to the rules related to eligibility and concentration by the counterpart.

Current Position				Cash Impact Sensibility
	2012	2013	Total
Volume (USD mm)	303	267	570
PUT*	1.8	1.9	1.8
CALL*	1.9	2.0	1.9

* Average price (R$ / USD)

Market

	4Q11	4Q10	4Q11 vs 4Q10	3Q11	4Q11 vs 3Q11	Jan-Dec 2011	Jan-Dec 2010	Variation
Domestic Market
Industry
ASK (million)	30,417	27,504	10.6%	30,165	0.8%	115,926	102,643	12.9%
RPK (million)	20,785	19,196	8.3%	21,237	-2.1%	81,359	70,306	15.7%
Load Factor (%)	68.3	69.8	-1.5 p.p.	70.4	-2.1 p.p.	70.2	68.5	1.7 p.p.

International Market
Industry
ASK (million)	8,349	8,140	2.6%	8,613	-3.1%	33,407	31,034	7.6%
RPK (million)	6,474	6,261	3.4%	7,014	-7.7%	26,333	23,708	11.1%
Load Factor (%)	77.5	76.9	0.6 p.p.	81.4	-3.9 p.p.	78.8	76.4	2.4 p.p.

13

Domestic Market

The fourth quarter is seasonally the second best quarter of the year in terms of demand, because combine business passenger of the months of October and November with the high season for leisure passenger in the mouths of November and December.

The domestic market presented a supply growth (in ASKs) of 10.6%, when comparing the 4Q11 to 3Q10 and 8.3% growth in demand (in RPKs) in the same period. Due to these factors, the load factor of the industry had a slight decrease of 1.5 percentage points to 68.3% in 4Q11 versus 69.8% in 4Q10.

In 2011, the industry grew by 12.9% in the offer (in ASK) and 15.7% in demand (RPKs), leading to an increase of 1.7 percentage points in load factor reaching 70.2%.

Domestic Market – TAM

Compared to the fourth quarter of 2010 we increased our Narrow Body fleet by eight aircraft. As a result our capacity increased by 2.5% in the period, which, combined with the increase of the demand by 0.6%, resulted in a load factor rate in the quarter of 68.0%, a reduction of 1.3% compared to last year’s same period.

During the fourth quarter we launched a new channel of communications aimed to streamline, straighten, organize and standardize the company's contact with professionals from the travel industry. In the portal there is information about daily professional procedures of agents, tips of negotiation and updates about our processes. For our clients we launched a new option to buy tickets at promotional prices, with the launching of a channel exclusive for collective purchases. The new channel is available at the TAM Offers` website and will have domestic and international air tickets at special prices. To check the innovation, visit www.ofertastam.com.br and click on the guide “Collective Purchase”.

As part of the retail project, announced in August 2010, in the fourth quarter we opened four new kiosks in stores of the Casas Bahia chain in the São Paulo metropolitan region, one in São Miguel Paulista (East Side of the capital) and three other in the metropolitan region of São Paulo (Santo André, São Bernardo and Taboão da Serra), besides two points of sale in the Rio de Janeiro subway, in the Botafogo and Central stations, reinforcing the approximation to passengers who are changing bus trips to fly.

In January we started the operation of new domestic frequencies due to the redistribution of the company’s network. Reinforcing weekend flights from São Paulo/Congonhas airport, the new frequencies have as their destination Vitória (ES) and two cities in the South region: Joinville (SC) and Londrina (PR).

International Market

Even with the recent appreciation of the dollar, we continued to observe high international demand. The industry reported an increase in the supply (in ASKs) of 2.6% when comparing the 4Q11 with the 4Q10, and the demand (in RPKs) increased 3.4% in the same period. These factors led to an increase in the industry load factor of 0.6 p.p., from 76.9% to 77.5%, on 4Q10 and 4Q11, respectively.

In 2011, the industry grew by 7.6% in the offer (in ASK) and 11.1% in demand (RPKs), leading to an increase of 2.4 percentage points in load factor reaching 78.8%.

International Market – TAM

Compared with the fourth quarter of 2010 we increased our Wide Body fleet by two A330 aircraft. As a result, our capacity increased by 4.5% in the period, which, combined with the increase in demand by 4.5% resulted in stability in the load factor in the quarter of 79.9%. In the accumulated of the year, we had a record load factor rate of 81.5%.

On October 30th we started the daily flight between São Paulo and Mexico City.

In December Ethiopian Airlines became member of the Star Alliance as the third air company of the alliance based on the African continent. With the addition of the Ethiopian Airlines the Star Alliance network will cover the main political and commercial center of the continent, mainly in East, Central, and West Africa. In total, the 16 member air travel companies of the Star Alliance that serve Africa offer more than 750 daily flights to 110 destinations in 48 countries of the continent, from which Addis Ababa, Cairo and Johannesburg are the main hubs.

We increased the options of destinations to our clients with the new bilateral agreement with Turkish Airlines, by which passengers may purchase air tickets to Istanbul in our site, and the expansion of the codeshare agreement with Luftansa.

Following the sports events, TAM Viagens launched a hotsite for the sale of itineraries specially made for the Brazilian fans that are going to follow the Summer Olympic Games of London, in 2012. The URL is www.tamviagens.com.br/olimpiadas. The site offers the client tools such as the map of interests - through which it is possible to filter the activities and rides per Olympic center, tourist attraction, or hotel; a calendar which shows the activities for each day of the event and the price quote service by email. Everything was thought to help the supporters in the choice of the ideal itinerary for their trips.

14

Current fleet

We finished the fourth quarter with 156 aircraft (excluding the ATRs).

The ATRs are not in operation since July 2011 and in October, to increase operations efficiency, we ended operations with the Airbus A340.

		4th Quarter
Models	Capacity	Total		Leasing Types				Own
				Financial		Operating
		2011	2010	2011	2010	2011	2010	2011	2010
A330	212 / 213 seats	20	18	18	16	2	2	0	0
A340	267 seats	2	2	2	2	0	0	0	0
B767	205 seats	3	3	3	3	0	0	0	0
B777	365 seats	4	4	4	4	0	0	0	0
Wide Body		29	27	27	25	2	2	0	0
A319	144 seats	30	26	16	16	14	10	0	0
A320	156 / 174 seats	88	86	33	31	55	55	0	0
A321	220 seats	9	7	8	7	1	0	0	0
Narrow Body		127	119	57	54	70	65	0	0
ATR-42	45 seats	5	5	0	0	0	2	5	3
Total		161	151	84	79	72	69	5	3

This classification is in accordance with the accounting rule. Contractually, we have nine financial leasings, 4 A319, 1 A321 and 4 B777.

Fleet plan

We conducted a new change in our fleet plan, besides to the revision in our fleet plan announced in august 2011, and will end 2012 with 157 aircraft, instead of 159.

In August 2011, we have changed our narrow body fleet plan for 2012 from an increase of four aircraft to maintain the same number in 2011 (127 aircraft). Now, we will make a reduction of other three aircraft, ending the year with a domestic fleet of 124 aircraft.

In the table below is shown our new fleet plan:

Models	2012	2013	2014	2015
A330	20
A340	2
A350	0
Airbus Wide Body	22	20	23	24
B767	3	3	0	0
B777	8	10	12	12
Total Wide Body	33	33	35	36
A319	30
A320	85
A321	9
Total Narrow Body	124	129	134	140

Total	157	162	169	176

15

Guidance

2011

* Excludes the impact from the additional tariff. On September of 2010 the Superior Court of Justice confirmed the decision that definitively releases the Company from paying the additional tariff, calculated at 1% of the fare for all regular domestic tickets sold. In the light of such event, we reverted the accounting provision thereof on R$ 585.9 million, related to the period from June 2001 up to August 2010.

In 2011, the domestic market growth matched our expectations with an average growth of 16%, versus the guidance between 15% and 18%, driven by business and leisure passengers.

The growth of domestic supply (ASK) was slightly below our estimate, which was between 10% and 14%. The load factor was 68.8%, in the expected range between 67.5% and 70%, result of the success strategy of increasing the volume of passengers in off-peak hours.

In the international market we grew 10%, in line with our expectations and reached the estimated three new frequencies /destinations which were: new frequency to New York, via Rio de Janeiro; the second daily flight (round-trip) between Orlando and São Paulo and new destination, Mexico City. The load factor was 81.5%.

With our cost reduction efforts, we were able to reduce our CASK excluding fuel costs by 2.4%compared to 2010. In 2011, we had some matters that impacted our cost reduction target as: lower ASK generation and consequent lower fixed cost dilution, expenses with the merger with LAN, the non-recurring impact related to a tariff payment (to INFRAERO) regarding the difference of the maximum takeoff weight of our average fleet related to past years, we also had the impact of the new airport domestic fees in force since March/2011.

Regarding the assumptions, we had the WTI price of US$ 95 per barrel on average for the year and an FX rate of 1.67 dollars per Real.

16

2012

For 2012, we estimate a growth between 8% and 11% on the demand for domestic flights in the Brazilian market. The commercial aviation segment will remain heated this year, in line with the increase in the Brazilian Gross Domestic Product (GDP) and the arrival of new passengers, who will continue to migrate to airplane trips.

Our seat capacity growth shall increase up to 2% in 2012 in domestic market and between 1% and 3% in the international.

We do not expect to open new routes in 2012, but will work for consolidating and increasing the efficiency on existing flights and increase frequencies in some international routes. We expect closing the year with an average load factor of 72% to 74% on the domestic segment and 83% to 85% in the international segment.

Trips from and to Brazil will remain highly demanded this year, especially due to the country’s good momentum in the global economy. In the domestic market, the expansion in the number of passengers which started a couple of years ago will continue. To capture this demand we continue investing in our project to meet all market segments, particularly the retail.

17

Tables

Operating data

	4Q11	4Q10	4Q11 vs 4Q10	3Q11	4Q11 vs 3Q11	Jan-Dec 2011	Jan-Dec 2010	Variation
Total
Transported Passengers (thousands)	9,331	9,340	-0.1%	9,455	-1.3%	37,692	34,556	9.1%
RPK (million)	14,368	13,978	2.8%	14,768	-2.7%	57,654	51,450	12.1%
ASK (million)	19,787	19,080	3.7%	20,052	-1.3%	78,416	71,532	9.6%
Load factor - %	72.6	73.3	-0.7 p.p.	73.7	-1.0 p.p.	73.5	71.9	1.6 p.p.
Break-even Load Factor - %	66.6	68.3	-1.8 p.p.	61.4	5.2 p.p.	68.0	65.8	2.2 p.p.
Average tariff	291	258	12.5%	273	6.3%	266	265	0.2%
Flight hours	169,067	166,144	1.8%	168,888	0.1%	668,494	625,881	6.8%
Kilometers flown (thousands)	105,171	100,019	5.2%	106,061	-0.8%	415,656	376,785	10.3%
Liters of fuel (thousands)	681,757	661,426	3.1%	700,449	-2.7%	2,731,672	2,480,331	10.1%
Aircraft utilization (hours per day)[1]	12.9	13.1	-1.3%	12.9	0.0%	13.0	12.9	0.8%
Landings	80,445	79,206	1.6%	82,158	-2.1%	327,357	303,496	7.9%
Stage Length	1,307	1,224	6.8%	1,291	1.3%	1,270	1,214	4.6%
Total number of employees[3]	29,768	28,193	5.6%	29,021	2.6%	29,768	28,193	5.6%
- TAM Airlines	28,752	26,915	6.8%	28,035	2.6%	28,752	26,915	6.8%
- TAM Mercorsur	485	479	1.3%	493	-1.6%	485	479	1.3%
- TAM Viagens	422	398	6.0%	391	7.9%	422	398	6.0%
- Multiplus Fidelidade	109	85	28.2%	102	6.9%	109	85	28.2%
- Pantanal	0	316	-	0	-	0	316	-
WTI end (NYMEX) (at US$/Barrel)	98.8	91.4	8.2%	79.2	24.8%	98.8	91.4	8.2%
WTI average (NYMEX) (at US$/Barrel)	93.8	85.3	10.0%	89.5	4.8%	95.1	79.6	19.5%
End of period exchange rate (R$ / US$)	1.88	1.67	12.6%	1.85	1.2%	1.88	1.67	12.6%
Average exchange rate (R$ / US$)	1.80	1.70	6.1%	1.64	10.0%	1.67	1.76	-4.8%
Domestic Market
Transported Passengers (thousands)	7,885	7,967	-1.0%	7,940	-0.7%	31,893	29,311	8.8%
RPK domestic (million)	8,278	8,225	0.6%	8,227	0.6%	33,062	29,677	11.4%
ASK domestic (million)	12,168	11,872	2.5%	12,232	-0.5%	48,123	43,961	9.5%
Domestic Load Factor %	68.0	69.3	-1.3 p.p.	67.3	0.8 p.p.	68.7	67.5	1.2 p.p.
Market share - %	40.4	42.9	-2.5 p.p.	39.3	1.1 p.p.	41.2	42.8	-1.6 p.p.
International Market
Transported Passengers (thousands)	1,446	1,373	5.3%	1,515	-4.6%	5,799	5,245	10.6%
RPK domestic (million)[2]	6,089	5,749	5.9%	6,541	-6.9%	24,592	21,773	12.9%
ASK domestic (million)[2]	7,619	7,209	5.7%	7,820	-2.6%	30,292	27,571	9.9%
International Load Factor %[2]	79.9	79.8	0.1 p.p.	83.7	-3.7 p.p.	81.2	79.0	2.2 p.p.
Market share - %	88.6	85.8	2.8 p.p.	88.2	0.5 p.p.	88.1	87.6	0.5 p.p.

1 does not consider maintenance and reserve aircraft

2 includes TAM Mercosur data, which are not part of the ANAC release

3 Exclude interns

18

Condensed Balance Sheet

	December, 30	December, 31		December, 30	December, 31
(In millions of Reais)	2011	2010		2011	2010

Assets			Liabilities

Current assets			Current liabilities
Cash and cash equivalents	650.1	1,012.2	Suppliers	645.7	522.4
Financial assets at fair value through profit and loss	1,684.9	1,407.7	Financial liabilities	1,998.0	1,572.1
Trade accounts receivable	1,819.0	1,556.8	Salaries and social charges	473.1	466.8
Inventories	212.6	198.8	Deferred income	1,472.1	1,801.2
Taxes recoverable	421.0	57.6	Taxes, charges and contributions	367.3	285.0
Income tax and social contribuition recoverable	72.9	18.4	Income tax and social contribution	0.0	14.3
Prepaid expenses	122.0	162.8	Interest on own capital and dividends payable	18.4	152.3
Derivative financial instruments	27.2	9.9	Derivative financial instruments	27.2	20.6
Other receivables	85.4	81.2	Refinanced taxes payable under Fiscal Recovery Program	46.9	23.2
	5,095.2	4,505.4	Other current liabilities	197.4	135.7
				5,246.1	4,993.5
Non-current assets available for sale	21.5	0.0

Non-current assets
Restricted cash	93.8	98.3	Non-current liabilities
Financial assets at fair value through profit and loss	138.0	50.3	Financial liabilities	7,166.7	5,786.8
Deferred income tax and social contribution	48.5	0.0	Derivative financial instruments	43.9	15.3
Deposits in guarantee	57.0	51.8	Deferred income	207.8	66.4
Prepaid aircraft maintenance	547.9	410.3	Provisions	271.1	204.3
Other non-current assets	46.8	20.6	Refinanced taxes payable under Fiscal Recovery Program	436.4	416.7
Derivative financial instruments	8.6	6.6	Tax payable	3.8	0.0
Property, plant and equipment	9,318.0	8,711.9	Deferred income tax and social contribution	45.2	111.2
Intangible assets	610.0	604.0	Other non-current liabilities	440.1	237.5
	10,868.6	9,953.7		8,615.0	6,838.1

			Total liabilities	13,861.1	11,831.7

			Stockholders’ equity
			Capital and reserves attributable to equity holders of TAM S.A
			Share capital	819.9	819.9
			Capital reserve	140.4	120.6
			Profit reserve	530.0	895.6
			Carrying value adjustment	562.5	585.8
				2,052.8	2,421.9
			Non-controlling interest	71.3	205.5

			Total equity	2,124.1	2,627.4

Total Asset	15,985.2	14,459.1	Total liabilities and equity	15,985.2	14,459.1

19

Cash Flow

	Three months period ended		Twelve months period ended
(In millions of Reais)	December, 30	December, 30	December, 30	December, 30
	2011	2010	2011	2010

Cash flows from operating activities
Cash generated from (used in) operations (Note 14)	883,2	333,5	1.331,1	1.002,4
Tax paid	(259,1)	(56,9)	(346,8)	(83,6)
Interest paid	(88,4)	(49,7)	(358,4)	(282,1)
Net cash generated from (used in) operating activities	535,8	227,0	625,9	636,8

Cash flows from investing activities
Investments in restricted cash	(14,0)	10,8	23,2	(18,9)
Cash flows from business combination net cash received - Pantanal	-	-	-	(9,0)
Proceeds from sale property, plant and equipment (PPE)/ intangible	6,5	3,7	9,2	27,0
Purchases of property, plant and equipment (PPE)	(57,4)	15,0	(143,0)	(84,6)
Purchases of intangible assets	(31,0)	(39,6)	(80,0)	(135,6)
Purchases of intangible assets - TAM Brands	-	(0,0)	-	(98,4)
Deposits in guarantee	(7,7)	(3,0)	(6,3)	6,2
Reimbursement	9,6	(2,8)	17,8	15,7
Deposits made	(17,4)	(0,3)	(24,1)	(9,5)
Pre-delivery payments	(46,5)	(46,0)	(291,9)	(65,8)
Reimbursement	14,6	38,0	123,7	150,5
Payments	(61,1)	(84,0)	(415,6)	(216,3)
Cash flows from investing activities	(150,2)	(59,1)	(488,8)	(379,2)

Cash flows from financing activities
Repurchase of treaury shares	0,4	1,0	3,6	3,4
Multiplus Capital Reduction	-	-	(161,0)	-
Acquisition of treasury shares	(1,9)	-	(1,9)	-
Sale of treaury shares	1,4	-	1,4	-
Net cash received in IPO of subsidiary Multiplus	-	(0,0)	-	657,0
Cash proceeds from issuance of shares in connection with acquisition of assets of TAM Milor	-	-	-	73,0
Dividends paid - TAM S.A	158,2	225,5	(23,2)	(7,8)
Dividends paid and interest on capital own to non-controlling shareholders of Multiplus and TAM Mercosul	(159,1)	(225,5)	(181,8)	(234,6)
Short and long-term borrowings	(54,4)	33,7	(47,5)	(110,3)
Repayment	-	69,6	101,4	69,6
Payment	(54,4)	(35,9)	(149,0)	(179,9)
Debentures	0,0	0,0	(166,7)	(166,7)
Senior Notes	0,7	-	777,2	-
Pepayments	0,7	-	777,2	-
Capital element of finance leases	(195,9)	(140,8)	(699,3)	(534,5)
Cash flows from investing activities	(250,6)	(106,1)	(499,2)	(320,5)

Net increase (decrease) in cash and cash equivalents	135,0	61,8	(362,1)	(63,0)

Cash and cash equivalents at beginning of period	515,0	950,4	1.012,2	1.075,2

Cash and cash equivalents at end of period	650,1	1.012,2	650,1	1.012,2

20

Glossary

Paid Passengers transported

Total number of passengers who actually paid and flew on all our flights

RPK

Revenue passenger kilometer, or transported passenger-kilometer, corresponding to the product of multiplying the number of paying passengers transported by the number of kilometers flown by such passengers

ASK

Represents our capacity, multiplying the aircraft seating by the number of kilometer flown by the seats

Average tariff

Represents the results of the total passenger revenue divided by total paid passengers transported

Yield

Average amount paid per passenger to fly one kilometer

RASK

Revenue per ASK, or quotient of dividing total operating revenue by the number of seats available per kilometer; the result is presented in centavos or reais per seat-kilometer

CASK

Operational Expense per ASK, or quotient of dividing total operational expense by the number of seats available per kilometer; the result is presented in centavos or reais per seat-kilometer

Load factor

Percentage of aircraft occupied on flights, calculated by the quotient between RPK and ASK

Break-even Load factor (BELF)

Is the load factor that equalize passenger revenues and operating expenses

Market Share

Company’s share in the total market demand (measured in RPK)

Capacity Share

Company’s share in the total market offer (measured in ASK)

Flight Hour

Represents the flight time of aircraft calculated from the time of departure to engine shutdown

Number of flight legs

The number of operational cycles realized by our aircraft which comprises take-off, flight and landing

21

Contacts

Investor Relations:

Marco Antonio Bologna (CEO)

Líbano Miranda Barroso (CFO and Investor Relations Director)

Jorge Bonduki Helito (IR Manager)

Suzana Michelin Ramos (IR)
Marina Guzman (IR)

Tel.: (11) 5582-9715

Fax: (11) 5582-8149

invest@tam.com.br

www.tam.com.br/ir

Press Agency Contact:

Phone.: (55) (11) 5582-9748/7441/7442/8795

Cel. (55) (11) 8644-0128

tamimprensa@tam.com.br

www.taminforma.com.br

About TAM: (www.tam.com.br)

We operate direct flights to 43 destinations in Brazil and 19 in Latin America, United States and Europe. Through agreements with Brazilian and foreign airlines, we reach 92 Brazilian airports and 92 international destinations. Our share in the domestic market was of 41.0% in December; additionally, we are the leader among Brazilian airlines that operate routes to other countries, with 88.9% of market share in this segment. With the biggest fleet of passenger aircrafts in Brazil (156 aircraft), we tend to our clients with the Spirit to Serve and aim at making air trips increasingly accessible to the population. We are the pioneer Brazilian airline in the launch of a fidelity program; TAM Fidelidade has distributed 17 million tickets via point redemption and is part of the Multiplus network, currently with 9 million associates. Member of Star Alliance – the biggest airline alliance in the world – since May 2010, we integrate a network that encompasses 1,290 destinations in 1859countries.

Forward-looking statements:

This notice may contain forward-looking statements. These estimates merely reflect the expectations of the Company’s management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this release. These estimates are subject to changes without prior notice.

22

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13, 2012

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.